UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of: July 2020

Commission File Number: 001-38544

NAKED BRAND GROUP LIMITED

(Translation of registrant’s name into English)

c/o Bendon Limited, 8 Airpark Drive, Airport Oaks, Auckland 2022, New Zealand

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F [X] Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes [  ] No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________.

Entry into a Material Definitive Agreement

On July 3, 2020, Naked Brand Group Limited (the “Company”) entered into an Exchange Agreement (the “Exchange Agreement”) with MV Finances SARL (the “Noteholder”), pursuant to which the Noteholder exchanged a promissory note issued by the Company (the “Note”) for ordinary shares of the Company.

Immediately prior to the exchange, the Note had an outstanding balance, including principal and accrued interest, of approximately US$1,360,000. Upon the closing of the exchange, the Company issued 1,666,667 ordinary shares to the Noteholder.

The Exchange Agreement prohibits the Noteholder from selling, on any given trading day, a number of ordinary shares that exceeds 10% of the average daily trading volume for the preceding five trading days, excluding any sales of ordinary shares at a price greater than the previous trading day’s closing sale price.

A copy of the Exchange Agreement is attached to this Report of Foreign Private Issuer on Form 6-K as Exhibit 10.1 and is incorporated herein by reference. The foregoing description of the Exchange Agreement does not purport to be complete and is qualified in its entirety by reference to such exhibit. The copy of the Exchange Agreement has been included to provide investors and security holders with information regarding its terms. The copy is not intended to provide any other factual information about the Company. The representations, warranties and covenants contained in the agreement were made only for purposes of such agreement and as of specific dates, were solely for the benefit of the parties to the agreement, may have been made in some cases solely for the allocation of risk between the parties and may be subject to limitations agreed upon by the parties.

Unregistered Sales of Equity Securities

The information set forth under “Entry into a Material Definitive Agreement” above is incorporated herein by reference. The ordinary shares issued pursuant to the Exchange Agreement were offered and sold pursuant to the exemption from registration provided by Section 3(a)(9) under the Securities Act of 1933, as amended.

Other Events

Nasdaq Extension

On July 2, 2020, the Company received a letter from the staff of The Nasdaq Stock Market (“Nasdaq”) stating that staff had determined to grant the Company an extension to regain compliance with Nasdaq’s equity standard for continued listing on Nasdaq. Based on the plan of compliance submitted by the Company, the Company now has until November 10, 2020 to evidence compliance with the equity standard, which is set forth Nasdaq Listing Rule 5550(b)(1) and requires listed companies to maintain stockholders’ equity of at least US$2,500,000.

The Company also is not in compliance with the minimum bid price of $1.00 required for continued listing on the Nasdaq Capital Market. The Company has until November 23, 2020 to regain compliance with this requirement. In the event the Company does not regain compliance with this requirement by November 23, 2020, the Company may be eligible for additional time.

The ordinary shares will continue to trade uninterrupted under the symbol “NAKD” at this time. If Nasdaq delists the ordinary shares for failure to regain compliance with the equity standard or the minimum bid price requirement, the Company will have the opportunity to appeal the decision to a Nasdaq hearings panel.

On July 8, 2020, the Company issued a press release announcing receipt of the Nasdaq letter on July 2, 2020. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Litigation Update

As previously disclosed in the Company’s most recent Annual Report on Form 20-F, on March 24, 2020, Timothy Connell filed a complaint against the Company, a subsidiary of the Company, and Justin Davis-Rice, the Company’s Executive Chairman, alleging, among other things, that certain shares issued to him in satisfaction of a debt were not registered for resale as promised. Mr. Connell seeks repayment of the debt. The Company is aware of other former debt holders who may have similar claims, representing an aggregate principal amount of debt (including Mr. Connell) of approximately US$3,500,000. The Company’s management intends to defend these actions vigorously but will explore all available options to resolve the complaints in a manner that it deems in the best interests of the Company.

The information contained in this Form 6-K, including the exhibits hereto, shall be incorporated by reference in the Company’s registration statements on Form F-3 (File Nos. 333- 226192, 333-230757, 333-232229 and 333-235801) and the prospectuses included therein.

Exhibits

10.1	Exchange Agreement, dated as of July 3, 2020, by and between Naked Brand Group Limited and MV Finances SARL.

99.1	Press Release dated July 8, 2020.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: July 8, 2020
NAKED BRAND GROUP LIMITED

	By:	/s/ Justin Davis-Rice
	Name:	Justin Davis-Rice
	Title:	Executive Chairman